EXHIBIT 99.18

PRESS RELEASE

France: TotalEnergies Acquires Ombrea and Creates
a Center of Expertise for Agrivoltaics

Paris, September 28, 2023 – TotalEnergies has finalized the acquisition of France’s agrivoltaics leader Ombrea.

Ombrea was founded in 2016. It has built ten sites and studied around fifty crop varieties, to develop unique expertise and innovative solutions that optimize the synergies between agricultural production and green electricity generation.

By integrating Ombrea's teams and expertise into its renewable activities, TotalEnergies intends to accelerate its development in agrivoltaics, both in France and abroad. Under the Ombrea brand, TotalEnergies will offer the farming community solutions for combining solar power and agricultural production, including solutions for protecting against weather events, maintaining or even improving yields, and adapting to climate change.

This acquisition will also enable TotalEnergies to accelerate the development of its portfolio of 1.5 GW of agrivoltaic projects that meet the criteria set out under the French Renewable Energy Acceleration Law adopted in March 2023.

TotalEnergies will welcome over forty experts from Ombrea, as well as its founders Christian Davico and Julie Davico-Pahin, who will be joined by TotalEnergies employees specialized in agrivoltaics at Ombrea's Aix-en-Provence site, where the company's agrivoltaics division will be based.

"We are proud to welcome the French agrivoltaics leader Ombrea to the Company. This move will allow us to combine our expertise and know-how to accelerate the deployment of solutions that enable the agricultural sector to increase its income by producing energy, while sustaining its activities and reducing its carbon footprint," said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies. "We are delighted that the wider area and Aix-en-Provence will hence become TotalEnergies' global hub for agrivoltaics."

"We are delighted to be joining TotalEnergies, where Ombrea will help to scale up the company's ambitious vision for the regions. We look forward to seeing the accelerated deployment of our smart solutions to promote high-performance, forward-looking agriculture", said Ombrea founders Christian Davico and Julie Davico-Pahin.

***

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).